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FFB 2 7 2009

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SEC FILE NUMBER
8- 51916

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2008** AND ENDING **12/31/2008**
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHELSEA MORGAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Annadale Road

(No. and Street)

New York	**New York**	**10312**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Pisapia | **(718) 967-8400**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.

(Name – if individual, state last, first, middle name)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John Pisapia__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CHELSEA MORGAN SECURITIES, INC.__ , as

of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


Signature


DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Notary Public


President

Title


This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES**

Statement of Financial Condition

December 31, 2008

(With Independent Auditor's Report Thereon)

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

DECEMBER 31, 2008

INDEX

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Chelsea Morgan Securities, Inc.
D/B/A Chelsea Financial Services

We have audited the accompanying statement of financial condition of Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 23, 2009

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	41,068
Deposit with clearing broker (cash $25,000) (Note 4)		25,000
Commissions receivable (Note 4)		30,884
Other receivables		1,400
Prepaid expenses		15,950
		114,302
Fixed Assets (net of depreciation of $4,358)		2,502
TOTAL ASSETS	$	116,804

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	9,370
Accrued expenses		68,206
TOTAL LIABILITIES		77,576

Commitments and contingent liabilities (Note 3)

Stockholders' equity
  Common stock, par value $0.01, 1,000 shares authorized,

issued and outstanding		10
Paid-in capital		136,990
Deficit		(97,772)
Total Stockholders' Equity		39,228
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	116,804

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services (an S corporation) (the "Company") was incorporated in the State of New York on May 5, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of FINRA (formerly the National Association of Securities Dealers, Inc).

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis, and by participating in private placements

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis with related commission and fee income and expenses also reported on a settlement basis. There is no material difference from reporting on a trade date basis.

Fair Value of Financial Instruments

Financial instruments are recorded at fair value in accordance with FASB Statement No. 157.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 3- COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company rents its office and storage space on a monthly basis. During 2008 the Company paid $13,992 in rent expense.

The Company has an operating lease agreement for office equipment which expires in 2010. During 2008 the Company paid $3,278 in rent expense for this equipment. Remaining commitments under the operating leases are as follows:

Year ending December 31,		Amount
2009	$	3,144
2010		1,310
	$	4,454

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2008, consist of the following:

		Receivable
Deposit with clearing broker	$	25,000
Commissions receivable		30,884
	$	55,884

NOTE 5- PROVISION FOR INCOME TAXES

The Company has elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax return, and accordingly, no federal or state income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $19,376, which was $14,204 in excess of its required net capital of $5,172. The Company's net capital ratio was 4 to 1.

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 8- SUBSEQUENT EVENTS

In October 2008, the stockholder of the Company entered into a stock purchase agreement with an outside investor, to be completed in two phases. During Phase 1, the outside investor purchased 20% of the Company stock and contributed $50,000 in paid-in capital. However, on January 23, 2009, due to issues that could not be resolved, the parties agreed to terminate the stock purchase agreement. The investor returned the stock to the original stockholder without compensation. The paid-in capital will remain in the Company to cover costs incurred by the Company during this process. As additional consideration for the Company's consent to terminate the stock purchase agreement, the outside investor has agreed to pay the Company $250,000. The original stockholder had previously waived all salary due under an October 6, 2008 employment contract which was subsequently cancelled by the Company on January 23, 2009.